SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
(Name of Issuer)

Common Stock, 1.00 peso par value
(Title of Class of Securities)

226406106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226406106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Oculus Portfolios, L.L.C. 20-0805088

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 44,770,166 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 44,770,166 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,770,166 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 41,057,030 common shares represented by 4,105,703 American depositary shares (“ADS”) and warrants exercisable into 3,713,136 shares.

(2)  The percent of class is based on 501,531,865 shares of outstanding common stock and includes 3,713,136 shares from the potential exercise of the warrants for a total of 505,245,001 shares.

CUSIP No. 226406106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 44,770,166 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 44,770,166 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,770,166 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 41,057,030 common shares represented by 4,105,703 ADS and warrants exercisable into 3,713,136 shares.

(2)  The percent of class is based on 501,531,865 shares of outstanding common stock and includes 3,713,136 shares from the potential exercise of the warrants for a total of 505,245,001 shares.

CUSIP No. 226406106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 47,998,786 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 47,998,786 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,998,786 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

(1) The number of shares beneficially owned includes 44,285,650 common shares represented by 4,428,565 ADS and warrants exercisable into 3,713,136 shares.

(2)  The percent of class is based on 501,531,865 shares of outstanding common stock and includes 3,713,136 shares from the potential exercise of the warrants for a total of 505,245,001 shares.

CUSIP No. 226406106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 47,998,786 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 47,998,786 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,998,786 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares beneficially owned includes 44,285,650 common shares represented by 4,428,565 ADS and warrants exercisable into 3,713,136 shares.

(2)  The percent of class is based on 501,531,865 shares of outstanding common stock and includes 3,713,136 shares from the potential exercise of the warrants for a total of 505,245,001 shares.

Item 1.
(a)	Name of Issuer:
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

(b)	Address of Issuer's Principal Executive Offices:
Moreno 877, 23rd Floor C1091AAQ - Buenos Aires Argentina

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Oculus Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Oculus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, 1.00 peso par value

(e)	CUSIP Number:
226406106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2008: (a) Amount beneficially owned:

D. E. Shaw Oculus Portfolios, L.L.C.:
44,770,166 shares
This is composed of (i) 41,057,030 common shares represented by 4,105,703 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C. and (ii) 3,713,136 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.L.C.:
44,770,166 shares
This is composed of (i) 41,057,030 common shares represented by 4,105,703 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C. and (ii) 3,713,136 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.P.:
47,998,786 shares
This is composed of (i) 41,057,030 common shares represented by 4,105,703 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 3,713,136 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, and (iii) 3,228,620 common shares represented by 322,862 ADS in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw:
47,998,786 shares
This is composed of (i) 41,057,030 common shares represented by 4,105,703 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 3,713,136 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, and (iii) 3,228,620 common shares represented by 322,862 ADS in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b) Percent of class:
D. E. Shaw Oculus Portfolios, L.L.C.:	8.9%
D. E. Shaw & Co., L.L.C.:	8.9%
D. E. Shaw & Co., L.P.:	9.5%
David E. Shaw:	9.5%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Oculus Portfolios, L.L.C.:	44,770,166 shares
D. E. Shaw & Co., L.L.C.:	44,770,166 shares
D. E. Shaw & Co., L.P.:	47,998,786 shares
David E. Shaw:	47,998,786 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Oculus Portfolios, L.L.C.:	44,770,166 shares
D. E. Shaw & Co., L.L.C.:	44,770,166 shares
D. E. Shaw & Co., L.P.:	47,998,786 shares
David E. Shaw:	47,998,786 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser and managing member of D. E. Shaw Valence Portfolios, L.L.C. and the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 47,998,786 shares as described above constituting 9.5% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 47,998,786 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: February 17, 2009

D. E. Shaw Oculus Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw